 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

November 4, 2016

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On November 4, 2016, Global Cosmetics Inc. (the “Company”) filed Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated October 25, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. We note your response to comment 2 of our letter dated August 12, 2016, and we reissue the comment. Please amend your prospectus to disclose that you are a shell company.

Company Response: The Amendment has been revised to address this comment.

Cover Page of the Prospectus

2. Please state on the cover page of the prospectus rather than the registration statement cover page that you are not a blank check company and do not have any intention to engage in a merger or other business combination.

Company Response: The Amendment has been revised to address this comment.

Dilution, page 21

3. We are reissuing our comment number 10 from our letter dated May 24, 2016. Please clarify your statement on page 21, and elsewhere throughout your registration statement, that you will issue Mr. McCulloch one share of common stock for each 10 shares of common stock sold in the offering. It appears you intend to issue 888,888 shares to Mr. McCulloch if you sell 8,000,000 shares in the offering, to preserve his 10% ownership interest after the offering.

Company Response: The Amendment has been revised to address this comment.

4. Similar to our comment number 9 from our letter dated May 24, 2016; we note your disclosure on page 22 that the net tangible book value per share of your existing stockholders will be decreased by $0.0068 per share without any additional investment on their part as a result of this offering. Based on our recalculation, it would appear that the existing shareholders would receive an increase of $0.0258 in their book value per share. Our recalculation is based on adding the final book value per share of $0.0118 per share after the offering to the existing book value per share of ($0.014) as of June 30, 2016.

Company Response: The Amendment has been revised to address this comment.

Description of Business, page 26

5. In risk factor “If we do not effectively implement measures to sell our products…” on page 11, you indicate that you are presently distributing cosmetics. Please expand here upon your past and present product distributions. We note disclosure elsewhere that you have generated no revenue to date. Please include disclosure explaining how you have distributed products but generated no revenue.

Company Response: The Amendment has been revised to address this comment.

Financial Statements, page 31

6. We note your response to comment 13 of our letter dated August 12, 2016, and we reissue the comment. Please update your latest amendment to also include the report of your independent public accounting firm.

Company Response: The Amendment has been revised to include the report of our independent public accounting firm.

Going Concern, page 35

7. We note your response to comment 10 of our letter dated August 12, 2016, and we reissue the comment. You continue to disclose on page 5 that you have no agreements, commitments or understandings with Mr. Ridding to provide additional loans to your business. Please reconcile that disclosure with your disclosure here that your management believes you will be able to operate for the coming year by, among other finance activities, obtaining additional loans from Mr. Ridding.

Company Response: The Amendment has been revised to address this comment.

Certain Relationships and Related Party Transactions, page 39

8. Please clarify in the second paragraph in this section that referenced a mounts are due to and not from Mr. Ridding. Please make similar revisions elsewhere throughout your registration statement where you discuss loans from Mr. Ridding.

Company Response: The Amendment has been revised to address this comment.

Item 16. Exhibits, page 41

9. Please note that you are required to file fair and accurate English translations of non- English documents. Please file fully-translated versions of exhibits 10.7 and 10.11 with your next amendment. See Rule 306 of Regulation S-T.

Company Response: The previously filed version of Exhibit 10.7 included an English translation in paragraphs EN-3. EN-35 and EN-44 on page 4/10 of Exhibit 10.7, and the Exhibit Index of the Amendment has been revised to reference the English translation. The Amendment includes the English translation of Exhibit 10.11 which is included as Exhibit 10.11.1

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 25, 2016, this correspondence shall serve as acknowledgment by the Company of the following:

■	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
■	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
■	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer